UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.          )

Armata Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

May 9, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04216R 102

1.	Names of Reporting Persons Corvesta, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 633,944
	6.	Shared Voting Power —
	7.	Sole Dispositive Power 633,944
	8.	Shared Dispositive Power —
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,944
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer
Armata Pharmaceuticals, Inc.
(b)	Address of Issuer's Principal Executive Offices
4503 Glencoe Avenue Marina del Rey, California 90292

Item 2.
(a)	Name of Person Filing
Corvesta, Inc. (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence
The business address for the Reporting Person is: 4818 Starkey Road, S.W. Roanoke, VA 24018
(c)	Citizenship
The Reporting Person is a corporation organized under the laws of the state of Virginia.
(d)	Title of Class of Securities
Common Stock, $0.01 par value
(e)	CUSIP No.
04216R 102
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 633,944 shares.

(b)	Percent of class: 6.4%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 633,944 shares.

(ii)	Shared power to vote or to direct the vote 0 shares.

(iii)	Sole power to dispose or to direct the disposition of 633,944 shares.

(iv)	Shared power to dispose or to direct the disposition of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2019

Corvesta, Inc.

By:	/s/ Robert James Barker
Name: Robert James Barker
Title: Chief Financial Officer